AVANTI SECURITIES CORPORATION

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	32,091
Prepaid expenses		7,872
Dividend receivable		75
Other		174
Securities owned, at fair value		17,451
Total assets	$	57,663

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,786
Total liabilities		1,786
Stockholder's equity:		
Common stock, $0.10 par value. Authorized 1,000,000 shares; 10,000 issued and 5,000 outstanding shares		1,000
Additional paid-in capital		108,809
Accumulated deficit		(53,932)
Treasury stock, 5,000 common shares, at cost		—
Total stockholder's equity		55,877
Total liabilities and stockholder's equity	$	57,663

See accompanying notes to financial statements.